VF 2-19-03

UNITED ST[...]
SECURITIES AND EXCHA[...]
Washington, D.[...]

03002610

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART 111

SEC MAIL RECEIVED PROCESSING FEB - 7 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
~~8 - 20682~~ 8-20686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donald Maurice Weldon
DBA: Weldon Securities Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13039 Pierce Road
(No. and Street)

Saratoga (City) CA (State) 95070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Weldon 408-257-1555
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser, LLP
(Name – if individual, state last: first: middle name)

5150 El Camino Real #C10 (Address) Los Altos (City) CA (State) 94022 (Zip Code)

CHECK ONE:
XX Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Donald M. Weldon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weldon Securities Co., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Donald M Weldon
Signature

Sole Proprietor
Title

(See Next Page)

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' of Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

No. 5907

State of California

County of Santa Clara

On Jan 30, 2003 (DATE) before me, Judy Coulter Notary Public (NAME, TITLE OF OFFICER - E.G., "JANE DOE, NOTARY PUBLIC"),

personally appeared Donald M. Sheldon (NAME(S) OF SIGNER(S)),

☐ personally known to me - **OR** - ☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JUDY COULTER
Commission # 1253373
Notary Public — California
Santa Clara County
My Comm. Expires Mar 11, 2004

WITNESS my hand and official seal.

Judy Coulter

SIGNATURE OF NOTARY

OPTIONAL

Though the data below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY CLAIMED BY SIGNER

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER

TITLE(S)

- ☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: Sole Proprietor

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Financial Statements

TITLE OR TYPE OF DOCUMENT

12

NUMBER OF PAGES

not dated

DATE OF DOCUMENT

none

SIGNER(S) OTHER THAN NAMED ABOVE

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants
A California Limited Liability Partnership

INDEPENDENT AUDITORS' REPORT

Mr. Donald Weldon
Weldon Securities Co.
Saratoga, California

We have audited the accompanying statements of financial condition of Weldon Securities Co. (a proprietorship) as of December 31, 2002 and 2001, and the related statements of income and proprietor's capital and cash flows for the years then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weldon Securities Co. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 - 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Altschuler, Melvoin & Glasser LLP

January 20, 2003

5150 El Camino Real, Suite C-10, Los Altos, California 94022
650.961.3361 Fax 650.988.8852

WELDON SECURITIES CO.
Statements of Financial Condition
December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSESTS		
Cash	$ 3,286	$ 5,144
Putnam Money Market Fund C1-A Account	17,191	17,191
Commissions Receivable	1,823	2,014
TOTAL CURRENT ASSETS	22,300	24,349
FIXED ASSETS		
Furniture and equipment	4,058	4,058
Accumulated depreciation	(4,058)	(4,058)
	-	-
	$ 22,300	$ 24,349

LIABILITIES AND PROPRIETOR'S CAPITAL

	2002	2001
PROPRIETOR'S CAPITAL	$ 22,300	$ 24,349
	$ 22,300	$ 24,349

See accompanying notes and Independent Auditors' Report.

WELDON SECURITIES CO.
Statements of Income and Proprietor's Capital
Years Ended December 31, 2002 and 2001

	2002	2001
COMMISSIONS	$ 21,640	$ 21,743
OPERATING EXPENSES		
NASD assessment	600	600
Legal and accounting	750	1,500
Telephone	1,067	980
Postage	258	258
Office supplies	67	51
License and fees	387	275
Research	190	189
	3,319	3,853
OPERATING INCOME	18,321	17,890
OTHER INCOME		
Dividends	243	670
NET INCOME	18,564	18,560
PROPRIETOR'S CAPITAL, BEGINNING OF YEAR	24,349	25,459
WITHDRAWALS	(20,613)	(19,670)
PROPRIETOR'S CAPITAL, END OF YEAR	$ 22,300	$ 24,349

See accompanying notes and Independent Auditors' Report.

WELDON SECURITIES CO.
Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 18,564	$ 18,560
Commissions receivable	191	2,790
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses		
NET CASH PROVIDED FROM OPERATING ACTIVITIES	18,755	21,350
CASH FLOWS FROM INVESTING ACTIVITIES		
CASH FLOWS USED BY FINANCING ACTIVITIES		
Withdrawals by proprietor	(20,613)	(19,670)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,858)	1,680
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,335	20,655
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,477	$ 22,335

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

There were no cash payments for interest or taxes during the years ended December 31, 2002 and 2001.

See accompanying notes and Independent Auditors' Report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Weldon Securities Co., a proprietorship, is a securities broker. The Company sells mutual funds, exclusively, and serves a small community in the San Francisco Bay Area.

Operations

The financial statements have been prepared solely from the accounts of Weldon Securities Co. and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Revenues are recognized in the period in which they become due. Expenses are recognized in the period in which the related liability is incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and equivalents consist of cash and investments with a maturity date of three months or less as of December 31, 2002 and December 31, 2001. Cash is the Company's only cash and cash equivalent, all investments are considered non-cash equivalents, for the Company has no intent to liquidate any investment holdings in the next three months.

Furniture and Equipment

Furniture and equipment are reported at cost. Depreciation of furniture and equipment was computed using the straight-line method. The furniture and equipment are fully depreciated and there is no depreciation provided for in these financial statements.

WELDON SECURITIES CO.
Notes to Financial Statements
December 31, 2002 and 2001

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $21,854 and $23,862 respectively. The Company had no aggregate indebtedness at December 31, 2002 and 2001.

Income Taxes

The proprietorship is not a taxable entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources. Accordingly, no provision for income taxes is made in these statements.

See Independent Auditors' Report.

SUPPLEMENTARY INFORMATION

WELDON SECURITIES CO.
Computation of Net Capital
PURSUANT TO S.E.C. RULE 15c 3-1
December 31, 2002 and 2001

	2002	2001
Total proprietor's capital	$ 22,300	$ 24,349
Deduct proprietor's equity not allowable for net capital	-	-
Total proprietor's equity qualified for net capital	22,300	24,349
Additions to net capital	-	-
Deductions and charges from net capital	-	-
Net capital before haircut securities positions	22,300	24,349
Haircut securities	(446)	(487)
Net capital	21,854	23,862
Minimum dollar net capital requirement	(5,000)	(5,000)
Excess net capital	$ 16,854	$ 18,862
Total aggregate indebtedness	$ -	$ -

See accompanying notes and Independent Auditors' Report.

WELDON SECURITIES CO.
Supplemental Statements of Filing
December 31, 2002 and 2001

STATEMENT REGARDING EXEMPTION FROM REQUIREMENTS PURSUANT TO S.E.C. RULE 15c 3-3

Weldon Securities Co. is exempt from the Reserve Requirements pursuant to Rule 15c 3-3. Weldon Securities Co., does not hold securities on behalf of customers nor does the company carry margin accounts. The Company is exempt under E. (k) (2) (a-b) $5,000 capital category for 2002 and 2001.

STATEMENT OF FILING OF FINANCIAL STATEMENTS

The statements of financial condition for the years ended December 31, 2002 and 2001, prepared pursuant to Rule 17a-5, are available for examination at the principal office of Weldon Securities Co., and at the regional office of the Securities and Exchange Commission in Los Angeles.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Weldon Securities Co. had no liabilities subordinated to claims of creditors either during the 2002 and 2001 calendar years or as of December 31, 2002 and 2001.

STATEMENT OF EXCLUSION FROM MEMBERSHIP UNDER THE SECURITIES INVESTOR PROTECTION ACT OF 1970

Weldon Securities Co. qualified for exclusion from membership under the Securities Investor Protection Act of 1970. The Certification of Exclusion from Membership was filed July 20, 1990.

STATEMENT REGARDING RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION.

The total assets, liabilities and proprietor's capital reported on the audited statement of financial condition is in agreement with the total assets, liabilities and proprietor's capital reported on the unaudited statement of financial condition included in the fourth quarter focus report.

See accompanying notes and Independent Auditors' Report.

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants
A California Limited Liability Partnership

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY S.E.C. RULE 17a-5

Mr. Donald Weldon
Weldon Securities Co.
Saratoga, California

In planning and performing our audits of the financial statements and supplementary information of Weldon Securities Co., for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 153-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5150 El Camino Real, Suite C-10, Los Altos, California 94022
650.961.3361 Fax 650.988.8852

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, the National Association of Securities Dealers, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Altschuler, Melvoin & Glasser LLP

January 20, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants
A California Limited Liability Partnership

WELDON SECURITIES CO.

Financial Statements

For The Years Ended December 31, 2002 and 2001

5150 El Camino Real, Suite C-10, Los Altos, California 94022
650.961.3361 Fax 650.988.8852

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